METALLA REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2024

AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
November 14, 2024

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and nine months ended September 30, 2024. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three and nine months ended September 30, 2024, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, CEO of Metalla, commented, "This is a pivotal moment for the Company. In the third quarter, we achieved a major milestone by receiving our first royalty payments from Tocantinzinho and La Guitarra, both of which we expect to continue scaling production to full capacity in the fourth quarter and into 2025. Looking forward, we anticipate Amalgamated Kirkland and Endeavor will begin production in Q4 2024 and H1 2025, respectively, accelerating our GEO growth trajectory through the next year, with several additional assets expected to reach production between 2025 and 2028."

COMPANY HIGHLIGHTS

Below are key Company highlights for the three and nine months ended September 30, 2024:

  For the three months ended September 30, 2024, the Company received or accrued payments on 648 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $2,481 and an average cash cost of $9 per attributable GEO (see Non-IFRS Financial Measures). For the nine months ended September 30, 2024, the Company received or accrued payments on 1,673 attributable GEOs at an average realized price of $2,292 and an average cash cost of $11 per attributable GEO (see Non-IFRS Financial Measures);

  For the three months ended September 30, 2024, the Company recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.6 million, net loss of $1.2 million, and Adjusted EBITDA of $0.9 million (see Non-IFRS Financial Measures). For the nine months ended September 30, 2024, the Company recognized revenue from royalty and stream interests, including fixed royalty payments, of $3.8 million, net loss of $4.4 million, and Adjusted EBITDA of $1.2 million (see Non-IFRS Financial Measures);
  For the three months ended September 30, 2024, the Company generated operating cash margin of $2,472 per attributable GEO, and for the nine months ended September 30, 2024, the Company generated operating cash margin of $2,281 per attributable GEO from the Wharf, Tocantinzinho, El Realito, Aranzazu, La Encantada, La Guitarra, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd., and other royalty interests (see Non-IFRS Financial Measures);
  On September 3, 2024, G Mining Ventures Corp. ("G Mining") announced it had achieved commercial production at Tocantinzinho with the mill operating at 76% of nameplate throughput (9,817 tonnes per day ("tpd")), processing a total of 304 kilotonnes ("Kt") of ore at a recovery rate of 88%. G Mining expects to continue to ramp up production through H2-2024, targeting nameplate throughput of 12,890 tpd by Q1-2025. G Mining disclosed that commercial production was reached at Tocantinzinho on time and on budget;
  On July 30, 2024, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") announced the first shipments of silver and gold concentrates from La Guitarra;
  On July 24, 2024, the Company announced the appointment of Jason Cho as President of the Company. Concurrently with his appointment, Mr. Cho made a C$1.0 million equity investment into the Company, for the acquisition of 250,000 common shares of the Company ("Common Shares") at C$4.00 per Common Share by way of private placement which closed on August 9, 2024;
  On July 15, 2024, Metalla published its inaugural Asset Handbook outlining the Company's gold, silver, and copper royalties and streams. The Asset Handbook is available on the Company's website;
  On June 28, 2024, the Company filed a new final short form base shelf prospectus and a corresponding registration statement on Form F-10 that replaced the base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2022; and
  Effective August 8, 2024, the Company adopted a minimum share ownership policy applicable to directors and officers of the Company in order to further align the financial interest of Metalla's leadership with the Company's shareholders.  The policy requires, subject to various provisions, that: (i) the CEO own Common Shares with a fair market value equal to five times his annual base salary; (ii) the CFO and other officers own Common Shares with a fair market value equal to two times their annual base salary; and (iii) non-executive directors own Common Shares with a fair market value equal to two times their annual cash retainer. Directors and officers will have three years to ensure they are in compliance with the newly adopted policy.

ASSET UPDATES

Below are updates for the three months ended September 30, 2024, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On September 3, 2024, G Mining announced it had achieved commercial production at the Tocantinzinho gold project with the mill operating at 76% of nameplate throughput (9,817 tpd), processing a total of 304 Kt of ore at a recovery rate of 88%. G Mining expects to continue to ramp up production through H2-2024, targeting nameplate throughput of 12,890 tpd by Q1-2025. G Mining disclosed that commercial production has been reached at Tocantinzinho on time and on budget.

Metalla accrued 67 GEOs from Tocantinzinho for the third quarter of 2024.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On November 6, 2024, Coeur Mining, Inc. ("Coeur") reported 2024 third quarter production of 33.7 Koz gold and continues to reiterate the full year guidance for 2024 at Wharf of 86 - 96 Koz gold. Exploration investment during the quarter totaled $2 million focused on an expanded drill program to meaningfully extend the mine life at Wharf. Two rigs were active during the quarter at Juno and North Foley deposits undertaking infill and expansion drilling.

Metalla accrued 268 GEOs from Wharf for the third quarter of 2024.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On November 4, 2024, Aura Minerals Inc. ("Aura") announced third quarter 2024 production at Aranzazu totaled 24,486 GEOs (as defined by Aura), while continuing to reiterate 2024 guidance for Aranzazu, which it had disclosed on February 20, 2024, of 94-108 Koz GEOs (as defined by Aura).

During the third quarter, Aura reported a total of 8,405 meters of drilling was completed in the Glory Hole, Esperanza, and La Apuesta zones. At Glory Hole, exploration focused on resource conversion drilling to upgrade Mineral Resources from Inferred to Indicated, with highlight results of 0.86% copper and 0.26 g/t gold over 6 meters. At Esperanza, drilling continued to extend mineralization down dip of the skarn body with highlight intercept of 0.75% copper and 0.32 g/t gold over 30 meters.

Metalla accrued 196 GEOs from Aranzazu for the third quarter of 2024.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

El Realito

On October 30, 2024, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 4.5 Koz for the third quarter of 2024. Agnico stated that production is expected to come from residual leaching of the heap leach pads and is expected to continue through year-end 2024.

Metalla accrued 36 GEOs from El Realito for the third quarter of 2024.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

La Guitarra

On September 24, 2024, Sierra Madre announced that daily throughput rates of silver and gold mineralization have averaged 350 tpd over the past 30 days, generating in excess of $2.4 million in revenue since the commencement of mining at the La Guitarra complex.

On July 30, 2024, Sierra Madre announced the first shipments of silver and gold concentrates from La Guitarra. Sierra Madre shipped 90.68 dry metric tonnes of concentrate at 3000 g/t silver and 30 g/t gold with another ~90 dry tonnes of concentrate to be shipped soon after. Sierra Madre plans to continue to increase production with a goal of reaching 500 tpd of throughput for approximately 350 dry tonnes of concentrate per month by year-end.

Metalla accrued 20 GEOs from La Guitarra for the third quarter of 2024.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million.

La Encantada

On October 17, 2024, First Majestic Silver Corp. ("First Majestic") announced production of 59 oz of gold from La Encantada in the third quarter of 2024. Since successfully identifying a water source in the first quarter, First Majestic announced ore processing throughput has reached capacity by the end of the quarter and expects Q4 production to revert to historical levels. During the quarter, two surface drill rigs completed 1,862 meters of drilling on the property.

Metalla accrued 34 GEOs from La Encantada for the third quarter of 2024.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Côté-Gosselin

On October 15, 2024, IAMGOLD Corporation ("IAMGOLD") announced diamond drill results outlining the successful extension of mineralization outside of the Gosselin December 31, 2023 Mineral Resource pit shell. Key extensions have been intersected south and west of the Gosselin West Breccia, and at depth between the Côté and Gosselin West Breccia in an attempt to connect the two zones. Highlights of the Gosselin drill program include: 0.96 g/t gold over 368.8 meters; 2.7 g/t gold over 235 meters; 1.1 g/t gold over 357 meters; 1.19 g/t gold over 201 meters.

On February 15, 2024, IAMGOLD announced the updated Gosselin mineral resource estimate of 4.4 million Indicated gold ounces at 0.85 g/t and 3.0 million Inferred gold ounces at 0.75 g/t. Exploration drilling for the remainder of 2024 will continue to target mineralization beneath both Gosselin and Côté.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Taca Taca

On August 29, 2024, Salta Gobierno (Government of the Province of Salta), announced through a press release that a Representative for International Relations of Salta, Julio Argentino San Millán, along with the Secretary of Industry and Commerce of the Province of Salta, Nicolás Avellaneda, held a meeting with the General Manager of the Taca Taca Project from First Quantum Minerals Ltd. ("First Quantum"), John Dean, the Manager of Administration and Finance, Germán Pérez and the Head of Purchasing and Logistics, Martín Guzmán. This meeting, where they discussed the progress of the Taca Taca copper project, took place within the framework of Argentina Mining 2024, an international mining sector event held at the Convention Center in the Province of Salta. John Dean, the General Manager of the Taca Taca Project, emphasized that Argentina's new macroeconomic reality provides a favorable environment to develop this important project, noting that its execution in the Province will begin in 2025.1

The press release stated that First Quantum expressed that the Incentive Regime for Large Investments (RIGI) is timely and beneficial, as it establishes a regulatory framework that encourages and increases investment flows into Argentina. First Quantum also stated that it would take advantage of this new regime and disclosed that it is looking for a minority shareholder partner to help construct the Taca Taca Project.1

On October 22, 2024, First Quantum stated in its Q3 2024 MD&A that the primary Environmental and Social Impact Assessment for the Taca Taca Project continues to be under evaluation by the Secretariat of Mining of Salta Province and First Quantum stated they remain optimistic about securing its approval in 2024.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Endeavor

On September 16, 2024, Polymetals Resources Ltd. ("Polymetals") announced it had secured a $20 million pre-payment/loan facility to fully fund the Endeavor restart along with favorable offtake terms for delivery of zinc and silver/lead concentrates.

Polymetals reiterated that the Endeavor mine is on track to be restarted with first cashflows expected in H1-2025. Polymetals announced an updated Endeavor mine plan on August 5, 2024, with a Pre-tax NPV8% of A$414 million, Internal Rate of Return of 345% and free cash flow A$609 million over the 10-year mine plan, with average annual EBITDA of $89 million over the first 5 years.

On October 9, 2024, Polymetals announced the results from recent drilling completed at Endeavor. Key intercepts include 517 g/t silver-equivalent ("AgEq") (as defined by Polymetals) over 67.1 meters and 551 g/t AgEq over 53.8 meters, outlining the potential for increased ore extraction rates from the Upper North Lode at Endeavor.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Copper World

On August 29, 2024, Hudbay Minerals Inc. ("Hudbay") announced receipt of the Aquifer Protection Permit for Copper World. Hudbay stated the issuance of this permit is a key milestone in the advancement of Copper World, which is a standalone operation requiring only state and local permits and is expected to produce 85 Kt of copper per year over a 20-year mine life. The Aquifer Protection Permit represents the second of three key state-level permits required to advance the project towards a construction decision. Hudbay has also completed the last permit application required, an Air Quality Permit, which was submitted in late 2022, and includes a public comment period scheduled to conclude in September 2024.

With receipt of the Aquifer Permit, Hudbay plans to commence activities related to the preparation of definitive feasibility studies for Copper World, allocating $25 million in capital spending in 2024. Hudbay intends to commence a process to identify a minority joint venture partner after receiving its last outstanding permit and sees potential to advance Copper World to a final investment decision in early 2026.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Joaquin

On October 11, 2024, Unico Silver Limited ("Unico") announced the completion of the acquisition of Joaquin from Pan American Silver Corporation. From 2019-2022, Joaquin produced 4.3 Moz AgEq (as defined by Unico) at 410 g/t with ore trucked 145 kilometers to the Manantial Espejo mine.

Joaquin contains a historic foreign estimate in the Measured and Indicated categories of 70.1 Moz AgEq at 138 g/t and in the Inferred category of 3.3 Moz AgEq at 110 g/t in the La Negra and La Marocha deposits. Unico is planning a comprehensive exploration program on four advanced prospects, aiming to publish an initial JORC (2012) Mineral Resource Estimate in H1-2025.2

Unico outlined there are several historical drill holes that fall outside the historic resource with highlighted intercepts of 1,699 g/t silver & 22 g/t gold over 4.5 meters and 99 g/t silver & 0.4 g/t gold over 8.6 meters.

Metalla holds a 2.0% NSR royalty on Joaquin.

Amalgamated Kirkland and North AK

On October 30, 2024, Agnico announced step out drilling into the shallow eastern extension of AK deposit intersected a highlight intercept of 7.7 g/t gold over 5.7 meters and 11.8 g/t gold over 1.9 meters.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

CentroGold

On September 9, 2024, G Mining announced that it has entered into a purchase and sale agreement to acquire CentroGold from BHP for a 1.0% NSR royalty on the first million ounces of gold produced and a 1.5% NSR royalty interest thereafter.

G Mining disclosed that it intends to build on CentroGold’s existing geological model and redesign CentroGold from first principles to better align with permitting requirements and economic landscape. G Mining also intends to update CentroGold’s JORC historic estimate, of 1.7 million ounces of indicated and 0.6 million ounces of inferred, to NI 43-101 disclosure standards shortly after closing, which is expected to take place in Q1-2025 following regulatory approvals.3

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on the CentroGold project.

Fosterville

On October 30, 2024, Agnico reported that Fosterville produced 65.5 Koz of gold in the third quarter of 2024. Agnico continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput as gold grades continue to decline with the depletion of the Swan zone. Exploration in the third quarter focused on extensions of Mineral Reserves and Mineral Resources at the Lower Phoenix area. Highlight intervals in the Cardinal structure approximately 100 meters down-plunge and to the south of current Mineral Reserves include 72.8 g/t gold over 5.7 meters with visible gold and 6.8 g/t gold over 3.2 meters.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Fifteen Mile Stream

On October 10, 2024, St. Barbara Limited ("St. Barbara") reported an updated Pre-Feasibility Study ("PFS") for the 15-Mile and Beaver Dam projects. Key highlights from the PFS include average annual gold production of 74 Koz per year over the 11-year mine life at all-in sustaining cost of $1,025 per ounce. The project will utilize existing infrastructure and equipment from the Touquoy mine, allowing for a 2-month construction period.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Castle Mountain

On November 6, 2024, Equinox Gold Corp. ("Equinox") reported in their Q3 2024 MD&A that the mine permitting amendment plan was submitted to the lead county and BLM agencies which reviewed the plan for completeness in early 2023. Equinox received the BLM determination that the plan was complete in Q1 2024 and expects to receive the notice of intent in Q1 2025, which commences the formal permitting process. Work on the preliminary draft Environmental Impact Statement will occur throughout 2025 and 2026 upon creation of a memorandum of understanding with the BLM, San Bernardino County and Castle Mountain.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Notes

1: For more information, please view the Salta Gobierno’s August 29, 2024 Press Release (https://www.salta.gob.ar/prensa/noticias/reunion-con-directivos-de-la-empresa-first-quantum-por-el-proyecto-taca-taca-97506).

2: For more information, please view Unico’s August 20, 2024 Press Release (https://wcsecure.weblink.com.au/pdf/USL/02840629.pdf) and October 11, 2024 Press Release (https://wcsecure.weblink.com.au/pdf/USL/02865249.pdf).

3: For more information, please view G Mining’s September 9, 2024 Press Release (https://assets.ctfassets.net/jj9ent3ck4o2/6uEalz27WzdmzJmN1a6D2e/e4ccaa5cff2f0da0cf7ba4831d6eb522/GMIN_l_Acquisition_of_CentroGold_I_09.09.2024__1_.pdf).

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three and nine months ended September 30, 2024, were:

	Three months	Nine months
	ended	ended
Attributable GEOs during the period from:	September 30, 2024	September 30, 2024
Wharf	268	542
El Realito	36	273
La Encantada	34	98
Aranzazu	196	593
Tocantinzinho	67	67
La Guitarra	20	20
NLGM	27	80
Total attributable GEOs	648	1,673

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the three and nine months ended September 30, 2024, was:

	Three months	Nine months
	ended	ended
	September 30, 2024	September 30, 2024
Cost of sales for NLGM	$6	$18
Total cash cost of sales	6	18
Total attributable GEOs	648	1,673
Average cash cost per attributable GEO	$9	$11

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for three and nine months ended September 30, 2024, was:

	Three months	Nine months
	ended	ended
	September 30, 2024	September 30, 2024
Royalty revenue (excluding fixed royalty payments)	$1,541	$3,652
Revenue from NLGM	67	183
Sales from stream and royalty interests	1,608	3,835
Total attributable GEOs sold	648	1,673
Average realized price per attributable GEO	$2,481	$2,292

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for three and nine months ended September 30, 2024, was:

	Three months	Nine months
	ended	ended
	September 30, 2024	September 30, 2024
Net loss	$(1,169)	$(4,392)
Adjusted for:
Interest expense	494	1,473
Finance charges	85	255
Income tax provision	138	162
Depletion	578	1,862
Foreign exchange loss (gain)	88	(92)
Share-based payments	716	1,905
Adjusted EBITDA	$930	$1,173

(e) Adjusted working capital

Adjusted working capital is a non-IFRS measure which is calculated by taking the Company's current assets less its current liabilities, excluding the Convertible Loan Facility. The Company presents working capital, adjusted for the Convertible Loan Facility, as the classification of the Convertible Loan Facility as a current liability is driven by changes in classification requirements under IFRS and not because the Company expects that liability to be settled in cash within the next twelve months. The Company believes that the exclusion of the Convertible Loan Facility from adjusted working capital gives a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company's adjusted working capital as at September 30, 2024, was:

As at
September 30, 2024
Total current assets	$12,250
Less:
Total current liabilities	(13,760)
Working capital	(1,510)
Adjusted for:
Convertible loan facility	13,123
Adjusted working capital	$11,613

Refer the Company's MD&A for the three and nine months ended September 30, 2024, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about Metalla's anticipated revenues from the Endeavor NSR which was prepared by Polymetals and is subject to the assumptions, risk factors, limitations and qualifications as set forth in this news release. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company's royalty purchase transactions; the Company's plans and objectives; the Company's future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; management’s statements regarding the start and increase of production at properties on which Metalla holds royalties and streams, and the timing thereof; the expected ramp-up in production at Tocantinzinho through H2-2024; the target nameplate throughput by Q1-2025 in Tocantinzinho; the expected 2024 production guidance at Wharf; the expected 2024 production guidance at Aranzazu; that production at El Realito will come from residual leaching of heap leach pads and will continue through year-end 2024; the expected shipments at La Guitarra; Sierra Madre’s plans to increase production at La Guitarra, and the production goal by year-end; the exploration drilling at Gosselin for the remainder of 2024 and the target thereof; that First Quantum will take advantage of the RIGI; First Quantum’s search for a minority shareholder for the Taca Taca Project; the receipt of approval for the Environmental and Social Impact Assessment at Taca Taca and the anticipated timing thereof; the expected timing of restart and first cashflows at Endeavor; the potential for increased ore extraction rates at Endeavor; the expected mine life and production at Copper World; the conclusion of the public comment period for the Air Quality Permit application for Copper World and the timing thereof; the commencement of activities related to the preparation of a definitive feasibility study for Copper World, the budget and timing thereof; Hudbay’s process to identify a minority joint venture partner for Copper World; Unico’s planned comprehensive exploration program, boost of Foreign Estimates and publication of an initial Mineral Resource Estimate in H1-2025 for Joaquin; G Mining’s plans to redesign CentroGold; the update of CentroGold’s JORC compliant resource estimate to NI 43-101 disclosure; the expected mine life, production and cash costs for Fifteen Mile Stream; the use of existing infrastructure and equipment at Fifteen Mile Stream; the receipt of notice of intent in connection with the mine permitting amendment plan for Castle Mountain, and the timing thereof; the work on the preliminary Environmental Impact Statement, the creation of a memorandum of understanding, for Castle Mountain, and the timing thereof; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel;  risks related to Metalla's financial controls;  dividend policy and future payment of dividends; competition; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's current credit facility and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;  risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;  risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the Company's loan facility; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.